SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 12, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Form 20-F: ☒	Form 40-F: ☐

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Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis affirms commitment to sustain efforts toward final elimination of leprosy in partnership with World Health Organization

•      Novartis signs Memorandum of Understanding with the World Health Organization (WHO) to renew leprosy drug donation

•      Five-year commitment includes treatments worth an estimated USD 26 million and up to USD 2.5 million to support the WHO in handling donation and logistics

•      Novartis continues commitment to support access to medicines in developing countries and contribute to achieving the UN Millennium Development Goals

Basel, October 12, 2010 — At a ceremony at the WHO’s headquarters in Geneva, Joseph Jimenez, CEO of Novartis, and Dr Margaret Chan, Director-General of the WHO, signed a Memorandum of Understanding (MoU) to continue their collaboration toward a world free of leprosy.

Under the terms of the MoU, Novartis continues to provide free multidrug therapy (MDT) medicines to all countries worldwide. The donation to the WHO, valued at about USD 26 million, will treat an estimated 1.1 million leprosy patients over the next five years, through 2015. In addition, Novartis will provide up to USD 2.5 million over the same period to cover costs incurred by the WHO for handling the donation and logistics.

“Over the past 10 years, we have worked with the WHO to provide free treatment to leprosy patients globally. We have made tremendous progress, but the battle has not yet been completely won,” said Joseph Jimenez, CEO of Novartis. “We are committed to ensuring that patients receive the medications they need and we intend to contribute to this program until the final elimination of this debilitating disease.”

Novartis and the Novartis Foundation for Sustainable Development (NFSD) have a long-term commitment to leprosy treatment and control. Since 2000, Novartis has donated more than 45 million MDT blister packs, the treatment recommended by the WHO, helping to cure approximately 5 million leprosy patients worldwide. The Novartis Foundation, active in the fight against leprosy for more than 25 years, has been instrumental in supporting the leprosy drug donation, contributing to reducing the stigma attached to the disease and helping patients reintegrate into society.

“The collaboration between Novartis and the WHO has been highly productive in eliminating leprosy as a public health problem. A key feature of this success has been the deep commitment of both parties,” said Dr Margaret Chan at the signing ceremony.

Since 1985, more than 14 million people have been cured of leprosy thanks to MDT, shrinking the worldwide prevalence by approximately 95%. In 2009, less than 250 000 new cases were reported, from more than 140 countries worldwide. Despite these successes, leprosy control remains at a critical juncture and knowledge of the disease is becoming less common. Moving forward, early detection and continued availability of free treatment are essential.

The development of MDT changed the face of leprosy dramatically. MDT consists of three drugs (rifampicin, clofazimine and dapsone), two of which (rifampicin and clofazimine) were developed in the research laboratories of Novartis in the 1980s. Multidrug therapy has made it possible to cure patients, interrupt the transmission of leprosy and prevent disabilities. Even patients with the severest form of the disease show visible clinical improvement within weeks of starting treatment.

The new MoU (effective from January 2011 through to December 2015) follows two MoUs signed in 2000 and 2005 for the free provision of MDT drugs for patients globally.

About the Novartis Foundation for Sustainable Development

The Novartis Foundation for Sustainable Development plans and supports projects designed to strengthen and secure essential healthcare provision for the poor in developing countries. Through its events and publications, it seeks to promote dialogue on development policy between public and private-sector institutions. By means of scientific analyses, it helps to define the nature and limits of corporate social responsibility, particularly for pharmaceutical companies. For further information, please visit www.novartisfoundation.org.

Disclaimer

The foregoing release contains certain forward-looking statements that can be identified by terminology such as “commitment,” “will,” “committed,” “intend,” or similar expressions, or by express or implied discussions potential future deliveries of leprosy MDT drugs. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis will deliver any particular amounts of MDT in the future. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected manufacturing difficulties; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 102,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Sabina Matter Novartis Foundation for Sustainable Development (NFSD) +41 61 697 7117 (direct) +41 79 833 9886 (mobile) sabina.matter@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 12, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting